UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 2, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Skinny Nutritional Corp.

File No. 0-51313 - CF#22165

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Skinny Nutritional Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-KSB filed on April 15, 2008.

Based on representations by Skinny Nutritional Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1 through April 15, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel